[Draft:  (New York) September 28, 1998]



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------


                               AMENDMENT NO. 1 to


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                              Newmont Gold Company
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)


                                   651637100
                                 (CUSIP Number)


Timothy J. Schmitt, Esq.                        with copies to:
Newmont Mining Corporation                      Maureen Brundage, Esq.
1700 Lincoln Street                             1155 Avenue of the Americas
Denver, Colorado 80203                          New York, New York  10036
(303) 863-7414                                  (212) 819-8200

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)






                               September 29, 1998
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

                                                   SCHEDULE 13D

---------------------------------
CUSIP No. 651637100
---------------------------------
-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Newmont Mining Corporation
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)( )
                                                                         (b)( )
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     ( )
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              159,225,505
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER

                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                             159,225,505
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER

-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         159,225,505
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     ( )
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         93.85
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

           HC, CO
-------- -----------------------------------------------------------------------

          This Amendment No. 1 amends and supplements the Schedule 13D filed on May 15, 1997 relating to the shares of common stock, par value $0.01 per share ("Newmont Gold Common Stock"), of Newmont Gold Company, a corporation organized under the laws of Delaware ("Newmont Gold"). The principal executive offices of Newmont Gold are located at 1700 Lincoln Street, Denver, Colorado 80203.

Item 2.   Identity and Background

          Item 2 is amended by amending in its entirety Schedule A as attached hereto.

Item 4.   Purpose of the Transaction

          Item 4 is amended to add at the end thereof the following:

          "As previously disclosed in the Schedule 13D filed on May 15, 1997, Newmont Mining Corporation ("Newmont Mining") and Newmont Gold have from time to time considered various approaches to simplify their corporate structure. The recent stock prices of Newmont Mining and Newmont Gold resulted in discussions of a possible merger between the two companies because such stock prices would allow the consummation of a merger without adding significant non-cash charges against future earnings.

          On September 29, 1998, Newmont Mining announced that it would acquire the remaining 6.25% of Newmont Gold Common Stock not already owned by Newmont Mining through a tax-free merger (the "Merger") in which Newmont Mining will issue approximately 10.7 million shares of Newmont Mining Common Stock. Immediately prior to consummation of the Merger, Newmont Mining will contribute to NGC Acquisition Co. ("Acquisition Co."), a newly formed, wholly-owned subsidiary of Newmont Mining, all of the shares of Newmont Gold Common Stock owned by Newmont Mining. In the Merger, (i) Acquisition Co. will be merged with and into Newmont Gold pursuant to Section 253 of the Delaware General Corporation Law (the "DGCL"), with Newmont Gold being the surviving corporation and (ii) each outstanding share of Newmont Gold Common Stock (other than shares of Newmont Gold Common Stock in Newmont Gold's treasury or shares owned by Acquisition Co., which will be cancelled, and other than shares of Newmont Gold Common Stock held by stockholders who perfect appraisal rights under the DGCL) will be converted into the right to receive 1.025 shares of Newmont Mining Common Stock. In lieu of fractional shares, holders of Newmont Gold Common Stock will be paid an amount in cash equal to such holder's proportionate interest in the net proceeds from the sale in the open market of all such fractional shares of Newmont Mining Common Stock. As a result of the Merger, Newmont Gold will become a wholly-owned subsidiary of Newmont Mining.

          The Merger has been approved by the Board of Directors of Newmont Mining. A special committee of the Newmont Gold Board of Directors, consisting of directors who are not affiliates of Newmont Mining, has determined that the Merger is fair to the stockholders of Newmont Gold, other than Newmont Mining. No approval is required to be obtained, or is being sought, from the stockholders of Newmont Mining or Newmont Gold. It is expected that the Merger will be effective promptly after the Securities and Exchange Commission (the "Commission") declares effective the registration statement which will be filed in respect of the shares of Newmont Mining Common Stock to be issued in the Merger.

          The Merger is intended to simplify the corporate structure of Newmont Mining and Newmont Gold and to result in administrative cost savings of approximately $485,000 annually.

          In connection with the Merger, Newmont Gold will take such action as is necessary to cause the Newmont Gold Common Stock to cease to be listed on the New York Stock Exchange and the Paris Bourse as of the effective date of the Merger. In addition, after the effective date of the Merger, the Certificate of Incorporation of Newmont Gold will be amended so as to reduce the authorized capital stock of Newmont Gold from 250,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $5.00 per share, to 1,000 shares of common stock, par value $0.01 per share. As soon as is practicable after the effective date of the Merger, the registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the Newmont Gold Common Stock will be terminated and, as a result, Newmont Gold will no longer be required to file periodic reports with the Commission and will no longer be subject to provisions of Section 14(a) of the Exchange Act requiring the furnishing of proxy statements in connection with stockholders' meetings. In addition, officers and directors of Newmont Gold (and Newmont Mining as a more than 10% stockholder of Newmont Gold) will no longer be subject to the reporting requirements of Section 16(a) of the Exchange Act.

          A copy of the press  release  announcing  the  Merger is  included  as
Exhibit 99 attached hereto.

          The foregoing statement regarding anticipated savings from the Merger is a "forward-looking statement" (within the meaning of Section 21E of the Exchange Act) which is subject to risks, uncertainties and other factors which could cause actual saving to differ materially from such anticipated savings. Important factors that could cause actual saving to differ materially from such anticipated savings are disclosed in Newmont Mining's and Newmont Gold's Annual Reports on Form 10-K and other filings made by them with the Commission.

          Except as set forth above and in Item 6 and except in the case of the persons listed on Schedule A in their capacities as directors and/or executive officers of Newmont Mining, neither Newmont Mining nor, to the best knowledge of Newmont Mining, any of the persons listed on Schedule A has any current plans or proposals that would result in (a) the acquisition by any person of additional securities of Newmont Gold or the disposition of securities of Newmont Gold; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Newmont Gold or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Newmont Gold or any of its subsidiaries; (d) any change in the present board of directors or management of Newmont Gold, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Newmont Gold; (f) any other material change in Newmont Gold's business or corporate structure; (g) changes in Newmont Gold's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition of the control of Newmont Gold by any person; (h) any of Newmont Gold's securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) any of Newmont Gold's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above."

Item 5.   Interest in Securities of the Issuer

          Paragraphs (a), (b) and (c) of Item 5 are hereby amended to read in their entirety as follows:

          "(a)" Newmont Mining is the beneficial owner of 159,225,505 shares of Newmont Gold Common Stock, which constitutes beneficial ownership of 93.85% the total outstanding shares of Newmont Gold Common Stock, based on 169,658,915 issued and outstanding shares of Newmont Gold Common Stock as of September 28, 1998. The 159,225,505 shares of Newmont Gold Common Stock so beneficially owned include 2,702,599 shares that Newmont Mining has the right to acquire within 60 days upon the exercise of options granted by Newmont Gold to Newmont Mining.

          Set forth on Schedule A is the aggregate number of shares of Newmont Gold Common Stock beneficially owned by each of the persons listed on such Schedule, which, in each case constitutes less than 1% of the total outstanding shares of Newmont Gold Common Stock outstanding as of September 28, 1998.

          (b) Newmont Mining has the sole power to vote 159,225,505 shares and to dispose of 159,225,505 shares of Newmont Gold Common Stock.

          Except as otherwise specified on Schedule A, each person listed on Schedule A who beneficially owns shares of Newmont Gold Common Stock, as indicated on such Schedule, has the sole power to vote or to direct the vote of, and has the sole power to dispose of or to direct the disposition of, such shares.

          (c) On August 5, 1998, Lawrence T. Kurlander acquired 2,980 shares of Newmont Gold Common Stock at a price of $19.00 per share as result of an election made by Mr. Kurlander under Newmont Gold's employee savings plan. On August 31, 1998, Newmont Gold issued 10,643 shares of Newmont Gold Common Stock to Newmont Mining. The issuance was the result of restricted stock awards of 10,643 shares of Newmont Mining Common Stock to employees of Newmont Gold pursuant to the 1996 Employees Stock Plan. Except as disclosed above, during the past 60 days neither Newmont Mining nor any of the persons listed in Schedule A have purchased any shares of Newmont Gold Common Stock."

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 1998

                                           NEWMONT MINING CORPORATION


                                           By: /s/ Timothy J. Schmitt
                                              ---------------------------------
                                           Name:  Timothy J. Schmitt
                                           Title: Vice President, Secretary
                                                  and Assistant General Counsel

                                                                      Schedule A

          Each person named below is a director or executive officer of Newmont Mining.

                                                                                             Number of Shares of
                                                                     Present Principal       Newmont Gold Common
Name and                                                             Occupation or           Stock Beneficially
Citizenship                      Business Address                    Employment              Owned
-----------                      ----------------                    -----------------       -------------------
Ronald C. Cambre                 Newmont Mining Corporation          Chairman, President               12,657
U.S.A.                           1700 Lincoln Street                 and Chief Executive
                                 Denver, Colorado 80203              Officer, Newmont
                                                                     Mining and Newmont
                                                                     Gold

James T. Curry, Jr.              315 Robinwood Lane                  Retired Chief                      1,250
U.S.A.                           Hillsborough, California 94010      Executive Officer of
                                                                     Broken Hill
                                                                     Proprietary Ltd.

Joseph P. Flannery               Uniroyal Holding, Inc.              Chairman, President                3,125
U.S.A.                           70 Great Hill Road                  and Chief Executive
                                 Naugatuck, Connecticut 06770        Officer

Leo I. Higdon, Jr.               Babson College                      President                          2,500
U.S.A.                           Babson Park, MA  02157-0310

Thomas A. Holmes                 Ingersoll-Rand Company              Retired Chairman and               3,125
U.S.A.                           200 Chestnut Ridge Road             Chief Executive
                                 Woodcliff Lake, New Jersey 07675    Officer

George B. Munroe                 444 Madison Avenue                  Retired Chairman and               1,250
U.S.A.                           19th Floor                          Chief Executive
                                 New York, New York 10022            Officer of Phelps
                                                                     Dodge Corporation

Robin A. Plumbridge              17, Woolston Road                   Retired Chairman                   3,125
South Africa                     Westcliff                           Gold Fields of South
                                 Johannesburg 2193                   Africa Limited
                                 Republic of South Africa

Moeen A. Qureshi                 Emerging Markets                    Chairman of Emerging               3,125
U.S.A.                           Partnership                         Markets Partnership
                                 2001 Pennsylvania Avenue
                                 Suite 1100
                                 Washington, DC 20006

Michael K. Reilly                104 Burr Ridge Club Drive           Former Chairman                    3,125
U.S.A.                           Burr Ridge, Illinois 60521          Ziegler Coal Holding
                                                                     Company

Jean Head Sisco                  Sisco Associates                    Partner                            1,250
U.S.A.                           2517 Massachusetts NW
                                 Washington, DC 20008-2823

William I.M. Turner, Jr.         EXSULTATE Inc.                      Chairman and Chief                 3,125
Canada                           1981 McGill College Avenue          Executive Officer
                                 Suite 575
                                 Montreal, Quebec H3A 2X1
                                 Canada

John A.S. Dow                    Newmont Mining Corporation          Senior Vice                        1,496
New Zealand                      1700 Lincoln Street                 President, Exploration
                                 Denver, Colorado 80203

Patricia A. Flanagan             Newmont Mining Corporation          Vice President,                      625
U.S.A.                           1700 Lincoln Street                 Treasurer and
                                 Denver, Colorado 80203              Assistant Secretary

Joy E. Hansen                    Newmont Mining Corporation          Vice President and                     0
U.S.A.                           1700 Lincoln Street                 General Counsel
                                 Denver, Colorado 80203

Donald G. Karras                 Newmont Mining Corporation          Vice President, Taxes                  0
U.S.A.                           1700 Lincoln Street
                                 Denver, Colorado 80203

Lawrence T. Kurlander            Newmont Mining Corporation          Senior Vice President,             5,937
U.S.A.                           1700 Lincoln Street,                Administration, and Chief
                                 Denver, Colorado 80203              Administrative Officer

Wayne W. Murdy                   Newmont Mining Corporation          Executive Vice                     3,800
U.S.A.                           1700 Lincoln Street                 President and Chief
                                 Denver, Colorado 80203              Financial Officer

Timothy J. Schmitt               Newmont Mining Corporation          Vice President,                        0
U.S.A.                           1700 Lincoln Street                 Secretary and
                                 Denver, Colorado 80203              Assistant General
                                                                     Counsel

Linda K. Wheeler                 Newmont Mining Corporation          Controller                             0
U.S.A.                           1700 Lincoln Street
                                 Denver, Colorado  80203